Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  QLT Inc.

SEC File No.: 0-17082

Date: July 7, 2014

Explanatory Note: This article appeared in The Wall Street Journal on July 6, 2014 for the digital edition and July 7, 2014 for the print edition.

Deal Terms Bring Out the Truth About Taxes

Companies Seek Protection From a Change in the Law

Wall Street Journal

By Dana Mattioli

Company executives may be tight-lipped about the tax benefits that come with some overseas deals, but their importance is coming through loud and clear in the fine print of merger documents.

So-called inversion deals—in which a U.S. company buys a foreign target and adopts its home country’s domicile and lower tax rate, or establishes a holding company in a country with a low tax rate—have become bigger and more popular lately. Pfizer Inc.’s $120 billion failed bid for the U.K.’s AstraZeneca earlier this year highlighted the benefits of such deals, which can reduce a company’s tax rate into the single digits compared with 35% in the U.S.

But pitfalls abound. The effort by companies to lower their taxes through deals has sparked outcry from U.S. policy makers, some of whom are threatening to change the rules to limit the tax advantage of these tie-ups.

To protect themselves, companies increasingly are adding details to merger agreements that allow them to walk away from a deal without paying a penalty or breakup fee should the tax advantage suddenly be taken away.

Such detailed language regarding inversions shows just how important tax benefits are in many overseas deals, despite efforts by many executives to minimize taxes as a reason for an acquisition.

Lawyers say clients are worried about drawing attention to deals as potential inversions, given the level of scrutiny in Washington. The word “inversion” seldom appears in news releases announcing deals. In private, some deal makers have even started talking about such acquisitions as “migrations,” lawyers say.

The easy outs in deal agreements are especially important because companies pursuing inversion deals recently have been offering prices sometimes 50% above their targets’ share price, more than double the average deal premium last year for U.S. acquisitions of public companies, according to Dealogic.

“Because the benefit the buyer will get from an inversion is so important to a deal, if there were a change in law, the original price wouldn’t make sense for the acquirer,” said Kevin Rinker, a partner and co-head of the health-care group at law firm Debevoise & Plimpton LLP.

Mr. Rinker and other lawyers say the language began appearing more frequently in documents as controversy over the deals heated up over the past year.

Minneapolis-based medical-device maker Medtronic Inc. in June announced a $42.9 billion agreement to buy Ireland’s Covidien PLC. Medtronic plans to become an Irish company, potentially reaping tax benefits. The deal documents protect Medtronic by allowing it to walk away if the tax regime changes to remove those benefits. If the deal was derailed for certain other reasons, Medtronic would be forced to pay an $850 million breakup fee, the merger documents show. A spokeswoman has said the deal wasn’t “premised” on any arrangements to reduce Medtronic’s tax on its non-U.S. operations.

For a deal to qualify as an inversion, shareholders of the acquired foreign company must receive stock amounting to at least 20% of the resulting entity.

In May, Sen. Carl Levin, a Michigan Democrat, introduced a bill that would require the foreign target’s shareholders to own at least 50% of the combined company. The bill also seeks to prevent companies such as Medtronic from escaping the U.S. tax regime if at least 25% of its sales or assets are in the U.S.

Companies aren’t taking chances.

When Endo International PLC., then based in Malvern, Penn., bought Canada’s Paladin Labs Inc. last year, the deal allowed Endo to walk away without paying a termination fee if an inversion wasn’t possible, documents show.

The language was heavily negotiated by the two companies because Endo viewed its ability to invert as crucial to the deal, said a person familiar with the matter. In Endo’s conference call to discuss the deal, its CEO said that redomiciling in Ireland would establish a “beneficial financial platform.”

In June, Chesterbrook, Penn.-based Auxilium Pharmaceuticals agreed to merge with Canada’s QLT Inc. in a deal that allows the combined company to take the lower Canadian tax rate. The terms around inversion risk were a point of contention for the two companies, said a person familiar with the matter.

Auxilium can walk away without paying a breakup fee if new tax laws are passed by Oct. 31 that prevent it from inverting, according to documents. Auxilium wanted to protect itself until the day the deal closed, expected around year-end, but QLT pushed back, the person said.

Santa Clara, Calif.-based Applied Materials Inc. also negotiated a provision when it agreed to buy Japan’s Tokyo Electron Ltd. that would save it from paying a $400 million breakup fee if it wasn’t able to get the tax benefits, said a person familiar with the matter. When Applied Materials struck a deal to buy Tokyo Electron, its conference call focused on bringing together technologies and products and creating a more “expansive knowledge base.”

The news release mentioned that the new company would be incorporated in the Netherlands, but didn’t call that out in the highlights or note that its tax rate would be lowered from 22% to 17%.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed merger, QLT plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Auxilium and QLT that also constitutes a prospectus of QLT.  Auxilium and QLT will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors — SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab “Investors” and then under the headings “Securities Filings” and “Proxy Circulars” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and applicable Canadian securities regulators by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the applicable Canadian securities regulators when they become available.

Cautionary Statement Regarding Forward-Looking Statements

To the extent any statements made in this document that is not historical, these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”,  “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements herein that contain forward-looking statements are qualified by these cautionary statements.  Although Auxilium and QLT believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium and QLT stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected; the ability of Auxilium and QLT to obtain consents of lenders or to obtain refinancing in connection with the transaction, and if the transaction is consummated, the adequacy of the capital resources of “New Auxilium;” the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase “New Auxilium’s” or Auxilium’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in “New Auxilium” being treated as a domestic corporation for United States federal tax purposes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the biopharmaceutical and medical device industries, or the business and operations of either of Auxilium or QLT as detailed from time to time in each of Auxilium’s and QLT’s reports filed with the SEC and, in QLT’s case, the applicable Canadian securities regulators.  There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this press release, as well as under Item 1.A. in each of Auxilium’s and QLT’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2013, and Item 1.A in each of Auxilium’s and QLT’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.  Auxilium and QLT caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Auxilium and QLT, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Neither QLT nor Auxilium undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.